Mail Stop 3561

October 18, 2007

Ira P. Kerker
Chief Executive Officer
Vitacost.com, Inc.
2055 High Ridge Road
Boynton Beach, Florida 33426

> **Re: Vitacost.com, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No 333-143926**
> **Filed September 18, 2007**

Dear Mr. Kerker:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment 1 in our letter of September 7, 2007. We remind you that the price range must be filed in your next amendment, as you indicated you would do in your response letter dated August 10, 2007.

Our Business, page 1

2. We note your response to comment 3 in our letter of September 7, 2007 and that the remaining terms and phrases are qualified to reflect your beliefs and goals. However, please revise your document to provide the basis for your belief as it relates to your statement that you believe you have industry leading fulfillment and customer satisfaction statistics.

3. It does not appear you have marked the material you submitted in response to comment 14 in our letter of July 19, 2007. Please do so to facilitate our review. Further, it appears that you have updated some of your statistics, such as on page 2 where you refer to U.S. sales of nutritional supplements, so it is not clear if or where the support for this data has been provided.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 29

4. Please revise to discuss material changes in your results of operations between the three months ended June 30, 2007 and June 30, 2006 in accordance with Item 303(b)(2) of Regulation S-K.

5. Please revise each section where you compare your period-to-period results to include a discussion of material changes in non-operating items, such as interest expense and other income. In discussing the increase in other income for the six months ended June 30, 2007 as compared to the six months ended June 31, 2006, please ensure you explain the circumstances surrounding the significant gain on sale of land recorded during the six months ended June 30, 2007, particularly since we understand that the land was acquired just one year earlier in 2006.

Business, page 41

Our Value Proposition to Our Customers, page 43

6. We note your response to prior comment 10 of our letter dated September 7, 2007. We continue to believe that you have not provided support for the statement you make about your competitors. Please delete the sentence that speaks to the manner in which your competitors formulate their products or provide additional support for this statement.

New Product Development, page 47

7. We note your response to comment 12 in our letter of September 7, 2007. However, please explain in your disclosure the statement that scientific advisory board members "report anecdotally" on the efficacy of various nutritional formulations on "an informal basis," which you provided in your response.

8. We note your response to comment 13 in our letter of September 7, 2007. Please include in your disclosure the response you provided as to who makes the determination as to the option grants and please also provide disclosure regarding how this amount is arrived at by the board of directors.

Contract Manufacturing, page 48

9. We note your response to comment 14 in our letter of September 7, 2007. We disagree with your response and continue to believe that you should disclose this

information. You may provide accompanying disclosure regarding your lack of knowledge as to the final disposition of the matter.

Regulatory Proceedings, page 55

10. In connection with the last paragraph, please disclose as you have advised in response to comment 17 in our letter of September 7, 2007, that Mr. Gorsek indicated to you he has no plans, directly or indirectly, to participate in capital raising efforts of any penny stock issuer now that the bar against such participation has expired.

Executive Compensation, page 63

11. We note your response to comment 19 in our letter of September 7, 2007.   We reiterate our request that you describe how Mr. Gorsek and the board arrived at the type and amounts of compensation that were paid in fiscal year 2006.   For example, disclose briefly how you determined the amount for each element that you paid, pursuant to Item 402(b)(1)(v) of Regulation S-K.

12. Please revise your discussion to elaborate upon those considerations made by the board as it relates to the employee's employment history, prior compensation, Company performance goals and existing compensation package. Also, please elaborate upon what you mean when you refer to the "employee's employment history." Further, if you reviewed the compensation package of the employee that was provided by the company at which the employee previously worked, indicate which companies were involved in this consideration and what component of compensation were reviewed. Finally, disclose the Company's historical performance goals, including quantified information, and explain how the employee's compensation was targeted to the Company's performance goals.

Selling Stockholders, page 81

13. Please complete the selling stockholder table with your next amendment. We will need sufficient time to review the information you provide with respect to selling security holders.

Recent Sales of Unregistered Securities, page II-2

14. We note your response to prior comment 25 in our letter dated September 7, 2007. Please revise your discussion to provide the facts relied upon to make the various exemptions you refer to available. Also, correlate each of the sales you mention with the exemption relied upon.

* * * *

Ira P. Kerker
Vitacost.com, Inc.
October 18, 2007
Page 4

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 or Robyn Manuel, Senior Staff Accountant at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu at (202) 551-3240, Mara Ransom, Branch Chief at (202) 551-3264 or me at (202) 551-3725 if you have any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mitchell D. Goldsmith, Esq.
Fax: (312) 527 3194